July 8, 2025

Daniel B. Wolfe
Chief Executive Officer
Yukon New Parent, Inc.
c/o 180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042

       Re: Yukon New Parent, Inc.
           Amendment No. 2 to the Registration Statement on Form S-4 Response dated July 3, 2025
           File No. 333-286043
Dear Daniel B. Wolfe:

     We have reviewed your correspondence dated July 3, 2025 and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2025 letter.

Response dated July 3, 2025
Summary, page 11

1.     We note multiple references to 180 Degree Capital Corp. being an investment
       company registered under the 1940 Act with the SEC, and the plan to deregister.
       Refer to comment 5 of our June 3, 2025 letter. Please revise here and where
       appropriate to summarize the timeline for transitioning between regulatory regimes. In this regard, it appears that dispositions may be required in order to fall within the
          40% test.    Please revise to clarify.
 July 8, 2025
Page 2
General

2. We note your response to prior comment 1 regarding the 26% return on equity disclosed in the January 2025 presentation about the merger and assuming the "hypothetical $10 million capital contribution from Mount Logan."
Please revise
       as requested in prior comment 1 or advise us why you believe the 26% ROE is not inconsistent with the references on pages 20 and 121 of the registration statement to an "Implied Breakeven Return on Equity." Additionally, please revise Background of the Merger and where appropriate to address the hypothetical $10 million capital contribution from Mount Logan or advise us why you believe that element of the investor presentation is not material to investors.
3. Please revise Management of New Mount Logan on page 197 to identify the directors currently omitted in brackets. In this regard, we note the Form 425 dated June 27,
       2025, which refers to a "Director Election Special Meeting." Please revise Summary and where appropriate to address the Director Election Special Meeting and related shareholder demand. Revise to explain the assumed timing of delivering proxy materials and conducting meetings. With a view to clarifying disclosure, advise us why the director election is not being conducted at the special meeting for the merger.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   John Mahon, Esq.